[redacted]

08030350

AB* 3/13

UNITED STATES
JRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gelber Securities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd., Suite 2135
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Gelber 312-427-7100
(Area Code - Telephone No.)

SEC Mail Processing
Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 29 2008

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

Washington, DC
111

One South Wacker Drive, Suite 800 (Address) Chicago (City) Illinois (State) 60606-3392 (Zip Code)

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Frank Gelber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gelber Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature]
Signature

Chief Financial Officer
Title

Sworn and subscribed to me on the 27th day of February 2008

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Nancy J. Simenson
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen
Certified Public Accountants

Gelber Securities, LLC

Statement of Financial Condition

December 31, 2007

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

Member of
Gelber Securities, LLC

We have audited the accompanying statement of financial condition of Gelber Securities, LLC (the Company) as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gelber Securities, LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen LLP

Chicago, Illinois
February 27, 2008

Gelber Securities, LLC

Statement of Financial Condition
December 31, 2007

Assets		
Cash	$	115,242
Cash segregated under federal regulations		597,243
Money market funds		465,492
Securities purchased under agreements to resell		43,866,356
Receivables		
Clearing brokers		107,024,306
Others		49,219
Securities owned ($9,756,549 pledged)		20,022,668
Exchange membership, at cost (fair value $4,196,350)		164,242
Other assets		339,653
Total assets	$	172,644,421
Liabilities and Member's Equity		
Liabilities		
Securities sold under agreements to repurchase	$	26,267,232
Payables		
Clearing brokers		58,247,962
Traders		3,569,908
Parent		170,807
Securities sold, not yet purchased		40,387,578
Accounts payable and accrued expenses		309,597
Total		128,953,084
Member's equity		43,691,337
Total liabilities and member's equity	$	172,644,421

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Gelber Securities, LLC (the Company) is a registered securities broker-dealer and a notice registered futures commission merchant. The Company is a wholly owned subsidiary of Gelber Group, LLC (the Parent), which is a registered futures commission merchant and a notice registered broker-dealer. The Parent controls the day-to-day operations, business, and affairs of the Company, including distributions and admittance of new members.

The Company enters into proprietary transactions, primarily U.S. Government securities, futures and options on futures, and clears all transactions through other broker-dealers and the Parent. The Company's proprietary traders participate in the net trading revenue generated from their trading activities. The Company also provides brokerage services to professional traders located in the United States and clears all customer transactions either on an omnibus or fully disclosed basis through other brokers. In addition, the Company from time to time invests in limited partnerships and limited liability companies.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Segregated Under Federal Regulations—Cash segregated under federal regulations represents amounts segregated in a special reserve bank account for the exclusive benefit of customers pursuant to rule 15c3-3 under the Securities Exchange Act of 1934.

Securities and Commodities Transactions—Securities and commodities transactions are recorded on trade date and carried at fair value based on quoted market prices. Unrealized gains or losses are included in revenue.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as a payable to clearing brokers on the statement of financial condition.

Commissions earned and related expenses on securities transactions are recorded on trade date.

Resale and Repurchase Agreements—Securities purchased under agreements to resell (reverse repurchase or resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral as appropriate.

Exchange Membership—Exchange membership includes shares in a derivatives exchange required to be held for operating purposes and, accordingly, are carried at historical cost. Exchange membership shares in excess of required shares are carried at market value, and are included in securities owned.

Income Taxes—Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Parent. Accordingly, no provision or benefit for federal income taxes has been made as the Company's taxable income or loss is included in the tax return of the Parent.

Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

Recently Issued Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* Adoption of FIN 48 is required for the Company in the annual reporting for the year ending December 31, 2008. Management is currently assessing the impact, if any, of FIN 48 on its financial position and results of operations.

In September 2006, the FASB released Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS 157 is not expected to have a material impact on the Company's financial position, results of operations and cash flows.

Note 2 Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or are short-term or replaceable on demand, which approximates fair value.

Note 3 Collateral Under Resale and Repurchase Agreements

At December 31, 2007, the aggregate fair values of collateral obtained under resale agreements and securities deposited under repurchase agreements are substantially equal to the aggregate carrying values of the transactions reflected in the financial statements.

The fair value of collateral obtained under resale agreements at December 31, 2007, was approximately $43,889,000. The fair value of assets pledged as collateral under repurchase agreements arose from the following:

Securities owned	$ 5,018,000
Securities owned that were sold, but not yet settled	21,268,000
Total	$ 26,286,000

Note 4 Receivable from and Payable to Clearing Brokers

At December 31, 2007, receivable from and payable to clearing brokers consist of:

	Receivables	Payables
Securities failed-to-deliver/receive	$ 29,155,164	$ 58,247,962
Correspondent accounts	77,869,142	
Total	$ 107,024,306	$ 58,247,962

Note 5 Securities Owned and Sold, Not Yet Purchased

At December 31, 2007, securities owned and sold, not yet purchased, consist of:

	Owned	Sold, Not Yet Purchased
U.S. Government obligations	$ 13,031,587	$ 40,387,578
Equities and equity options	6,721,081	
Exchange right privilege	270,000	
Total	$ 20,022,668	$ 40,387,578

Note 6 Related-Party Transactions

The Company clears its commodities transactions through the Parent. At December 31, 2007, receivable from clearing brokers includes $334,743 due from the Parent.

The Parent provides various services, administrative support, and office space to the Company.

Note 7 Commitments and Contingencies

As an exchange clearing member, the Company guarantees to the clearing house the performance of other clearing house members and, under certain circumstances, would be subject to assessment. Any potential contingent liability under this guarantee cannot be estimated since it is based, in part, on the performance of other members. The Company has not recorded any contingent liability in the financial statements and believes that any potential requirement to make payments under this guarantee is remote.

In the ordinary course of business, the Company is subject to various litigation, regulatory, and arbitration matters. Although the effects of these matters cannot be determined, management of the Company believes that their ultimate outcome will not have a material effect on the financial position of the Company.

Note 8 Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 9 Financial Instruments

Proprietary Trading Activities—In connection with its proprietary trading activities, the Company enters into transactions in a variety of cash and derivative financial instruments, including futures and options on futures. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. An option contract conveys to the purchaser the right, but not the obligation, to buy or sell a financial instrument or commodity at a predetermined rate or price at a time in the future. These financial instruments may have market and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary positions, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2007, at market values of the related securities and would incur a loss if the market value of the securities were to increase subsequent to December 31, 2007.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options on futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges. Also, the Company has entered into certain master netting agreements that provide for net settlement of certain transactions.

Customer Activities—In the normal course of business, the Company's customer activities involve the execution, settlement and financing of customer securities transactions, which are cleared either on an omnibus or fully disclosed basis through other brokers. The Company could be exposed to off-balance-sheet risk should either the customer or the broker fail to fulfill their contracted obligations, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company or broker extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company or broker executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Customer transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

Note 9 Financial Instruments, *Continued*

Concentration of Credit Risk—The Company enters into various transactions with broker-dealers and other financial institutions. Cash and derivative financial instruments on deposit with counterparties may serve to collateralize amounts due and may serve to satisfy margin requirements. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each counterparty with which it conducts business.

The Company, from time to time, has cash deposits, in excess of federally insured limits. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 10 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to $250,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. Net capital and aggregate indebtedness changes from day to day, but at December 31, 2007, the Company had net capital and net capital requirements of approximately $40,841,000 and $270,000, respectively. The net capital rule may effectively restrict the withdrawal of equity.

Note 11 Subsequent Events

Subsequent to year-end, the Parent made capital withdrawals of $11,000,000.

END